August 3, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Blaise Rhodes

Doug Jones

Charlie Guidry

Dietrich King

Re:	A.K.A. Brands Holding Corp.
Draft Registration Statement on Form S-1
Submitted June 23, 2021
CIK No. 1865107

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, a.k.a Brands Holding Corp., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 20, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s

Securities and Exchange Commission

August 3, 2021

responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Prospectus Summary, page 1

1.	Please define the terms Millennial and Gen Z as you use them in the prospectus.

Response

In response to the Staff’s comment, the Company has defined the terms Millennial and Gen Z on page 1 of the Prospectus.

2.

On page 3, where you discuss your 2020 return rate of approximately 10.6%, please provide the industry average rate of return in 2020. Please make conforming revisions throughout the prospectus. In addition, please tell us how your return rates for 2019 and 2018 compare to the industry averages for those years.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the Prospectus to provide the industry average rate of return in 2020 of 25% as compared to the Company’s rate of return in 2020 of 11%, with conforming changes throughout the Prospectus. The industry average return rate for apparel on e-commerce channels was based on a McKinsey Returns Management Survey conducted just prior to the COVID-19 pandemic and updated in late 2020. The Company advises the Staff that its return rates for 2019 and 2018 were both 12%. We were unable to identify a similar report from McKinsey or other sources for the industry average return rates in 2019 or 2018.

Our Powerful Economic Model, page 3

3.	In this section, you indicate on page 4 that the LTV/CAC ratio for the 2017 cohort was 7.7; on page 6 you indicate that is 6.7. Please revise.

Response

The Company has subsequently determined that the correct LTV/CAC ratio for the 2017 cohort was 8.0 and has conformed the disclosure throughout the Prospectus.

Securities and Exchange Commission

August 3, 2021

Market Opportunity, page 4

4.	Please disclose here that you operate primarily in the U.S. and Australia, providing the percentage of your total revenue attributable to each of the U.S, Australia, and other markets.

Response

In response to the Staff’s comment, the Company has added historical and pro forma disclosure to page 4 of the Prospectus to disclose that it operates primarily in the U.S. and Australia and its revenue attributable to each of the U.S., Australia and other markets.

Inspirational Content Propels Customer Engagement and Efficient Marketing, page 6

5.	Please explain to us and disclose how “earned media value” of $180.6 million is calculated.

Response

The Company advises the Staff that it relies on Tribe Dynamics’ proprietary calculation of the value of consumer engagement with digital earned media. Earned Media Value is calculated by assigning a value to content on social media platforms based on engagement from followers and other users and then attributing that value to brands mentioned within the post. The Company has included this explanation on page 6 of the Prospectus.

Our Competitive Strengths

Exclusive Merchandise Drives Demand and Loyalty, page 6

6.	Please provide, with greater prominence, the change in the historical gross profit margin between 2020 and 2019 to balance the change between 2020 pro forma and 2019 historical presented.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 6 of the Prospectus to give greater prominence to the change in its historical gross profit margin between 2020 and 2019.

Securities and Exchange Commission

August 3, 2021

Our Growth Strategies

Grow Internationally, page 8

7.	To balance the pro forma 2020 information presented, please provide, with greater prominence, the historical net sales to customers outside of U.S. and Australia percentage for 2020.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 9 of the Prospectus to give greater prominence to its historical net sales to customers outside of the U.S. and Australia percentage for 2020.

Summary of Selected Historical Financial and Other Data, page 15

8.	You label a column for consolidated balance sheet data as “(As Adjusted) Pro Forma.” It appears from information on page 75 this column should be labeled “Pro Forma.” Please revise or advise.

Response

In response to the Staff’s comment, the Company has revised the label of the column for its consolidated balance sheet data on page 16 of the Prospectus to “Pro Forma.”

Unaudited Pro Forma Consolidated Financial Information

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 2. Preliminary Purchase Price Allocation, page 77

9.

You state here the purchase consideration in the acquisition of Culture Kings was the USD$232.5 million cash disclosed in note 1 of the notes to unaudited pro forma consolidated financial statements. You also disclose in note 1 CK Holdings, LP issued partnership units with a fair value of USD$141.4 million in connection with the acquisition of Culture Kings. Please explain to us your accounting for the issuance of these partnership units and why it was not included in the purchase consideration.

Securities and Exchange Commission

August 3, 2021

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 78 and 79 of the Prospectus to clarify that total consideration includes both the cash paid and the fair value of noncontrolling interest retained by the former shareholders of Culture Kings. The noncontrolling interest retained by the previous shareholders of Culture Kings was in the form of partnership units issued by CK Holdings, LP, which was a non-substantive entity newly created solely to issue equity interests to effect a business combination. In accordance with ASC 805-10-55-15, CK Holdings, LP’s parent, Excelerate, L.P., was determined to be the accounting acquirer of Culture Kings. The purchase consideration transferred by Excelerate, L.P. of USD$232.5 million cash was aggregated with the USD$141.4 million noncontrolling interest retained by the previous shareholders and compared to the net acquisition-date fair values of the identifiable assets acquired and liabilities assumed of Culture Kings, with the difference recognized as goodwill in accordance with ASC 805-30-30-1.

Note 4. Pro Forma Reclassification Adjustments

A. Adjustments to Reclassify Balance Sheet Items ..., page 79

10.

From the table it appears the source of funds used to repay the debt noted in footnote (ii) to the table was in connection with membership equity units issued by Culture Kings. Please explain to us and disclose as appropriate who the equity interests were issued to and how this impacted the acquisition of Culture Kings, including the purchase consideration paid by you.

Response

The Company advises the Staff that the debt held by Culture Kings as of December 31, 2020 was extinguished by Culture Kings on March 27, 2021, just prior to the acquisition of Culture Kings by a.k.a. The debt was owed to Culture Kings’ sole shareholder and was extinguished in exchange for ordinary shares in Culture Kings. In response to the Staff’s comment, the disclosure on page 82 of the Prospectus has been revised to clarify that the debt was extinguished prior to the acquisition and was not repaid by a.k.a. The Company further advises the Staff that as the debt had been extinguished prior to the acquisition, it had no impact on the purchase consideration paid by a.k.a.

Securities and Exchange Commission

August 3, 2021

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 86

11.	Please disclose known trends or uncertainties that may affect your liquidity, capital resources, or results of operations. See Item 303(b).

Response

In response to the Staff’s comment, the Company has revised its disclosure throughout Management’s Discussion and Analysis of Financial Conditions and Results of Operations to disclose known trends or uncertainties that may affect its liquidity, capital resources, or results of operations. Such trends or uncertainties that are now disclosed include:

•	COVID-19
•	Rate of revenue growth
•	Timing and extent of international expansion efforts and other growth initiatives
•	Expansion of marketing activities
•	Potential acquisitions
•	Ability to acquire sufficient funding

The disclosure of these trends or uncertainties has been added, where appropriate, in the following sections of Management’s Discussion and Analysis of Financial Conditions and Results of Operations:

•	Factors Affecting Our Performance
•	Components of Our Results of Operations
•	Results of Operations
•	Liquidity and Capital Resources

Overview, page 86

12.	To balance the 2020 pro forma adjusted EBITDA and adjusted EBITDA margin disclosed on page 87, please provide, with greater prominence, the 2020 pro forma net income and net income margin.

Securities and Exchange Commission

August 3, 2021

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 91 of the Prospectus to provide 2020 pro forma net income and net income margin with greater prominence.

Key Operating and Financial Metrics

Key Financial Metrics, page 88

13.

Please present in the table on page 88 historical and 2020 pro forma “net income” and related margin with equal or greater prominence to “adjusted EBITDA” and related margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the table on page 92 of the Prospectus to present 2020 pro forma net income and net income margin with greater prominence to adjusted EBITDA and adjusted EBITDA margin.

Factors Affecting Our Performance

Customer Acquisition, page 89

14.	“LTV” is described here as “customer lifetime value,” whereas on page 4 it is referred to as “long-term customer value.” Please revise for consistency as appropriate.

Response

In response to the Staff’s comment, the Company has revised its disclosure throughout the Prospectus to describe LTV as customer lifetime value.

15.

Please tell us the amount of LTV and show us its computation for each period presented on page 90. Please also tell us why you believe your 2017 cohort presentation “illustrate[s] [y]our successful customer acquisition strategy.” In this regard, we note you did not own any of your brands in 2017 and were not founded until 2018. We further note you had control of only one brand starting in the third quarter of 2018, and did not have control over all four brands until 2021. Alternatively, please remove this presentation.

Securities and Exchange Commission

August 3, 2021

Response

The Company advises the Staff that while a.k.a. did not have control over all four brands until 2021, the brands themselves did lead the demonstrated successful customer acquisition strategy and, now as a combined company, a.k.a. will benefit from each brands’ historical customer acquisition strategies. As such, the Company has revised the disclosure to call attention to the fact that the brands themselves undertook the cited customer acquisition strategies. The amount of LTV and computation for each period presented in the table on page 94 are as follows:

	Year 1	Year 2	Year 3
2017 Cohort LTV	$52.06	$71.06	$86.24
2017 CAC	$10.78	$10.78	$10.78
2017 LTV/CAC	4.8	6.6	8.0

2018 Cohort LTV	$47.89	$64.91
2018 CAC	$13.89	$13.89
2018 LTV/CAC	3.4	4.7

2019 Cohort LTV	$43.02
2019 CAC	$13.94
2019 LTV/CAC	3.1

Customer Retention, page 90

16.

Please explain how the use of the 2017 cohort is appropriate and beneficial to investors given that you had no role in “retain[ing] customers and increas[ing] our customers’ spend” for much of each of the periods presented for three of your four brands.

Response

The Company advises the Staff that while a.k.a. did not have a role in retaining or increasing customers’ spend for the periods in which we did not control each brand, the brands themselves, and their founders and leadership that are still with the Company post-acquisition, did retain customers and take actions that led to increased customer spend. As such, the Company has revised the disclosure on page 94 of the Prospectus to call attention to the fact that

Securities and Exchange Commission

August 3, 2021

the brands it acquired, and not a.k.a. directly, have retained customers and increased customer spend for the periods presented. The Company believes that disclosure of the 2017 cohort is appropriate and beneficial to investors as it demonstrates the current state and strength of our brands’ abilities to retain customers and increase their spend.

Results of Operations

Comparison of Years Ended December 31, 2019 and 2020, page 95

17.

Please quantify all of the factors disclosed to the extent practicable. Refer to section 501.04 of the staff’s Codification of Financial Reporting Policies for guidance. For example, state the amounts associated with each of the noted acquired entities for each of 2020 and 2019 in citing the impact of their respective acquisitions. See comments below for further examples of expanded disclosure in regard to the above noted guidance.

Response

In response to the Staff’s comment, the Company has revised its period over period narrative on pages 99 through 102 of the Prospectus to quantify the factors disclosed to the extent practical.

Cost of Sales, page 95

18.

Please quantify the incremental impact on your cost of sales and gross profit as a percentage of net sales of the favorable mix of merchandise sales at full price compared to those not at full price. Discuss the reason for the more favorable mix and why you were able to achieve more sales at full price than not at full price. Additionally, explain how higher mix of exclusive offerings and proprietary assortment impact cost of sales and gross profit as a percentage of net sales and discuss any associated underlying reasons.

Response

The Company respectfully advises the Staff that, upon further evaluation and analysis of the components of the changes in cost of sales between periods, the principal driver of the decrease in cost of sales as a percentage of net sales and the increase in gross margin was the implementation of targeted price increases and a higher mix of exclusive offerings which have a higher gross margin rate than other items the Company sells. The Company has revised the disclosure on page 100 of the Prospectus accordingly and removed all of the references to sales at full price.

Securities and Exchange Commission

August 3, 2021

Net Sales, page 95

19.

Please quantify the dollar amount of increased net sales attributed to the increase in each of the number of orders, order frequency and average order value so that investors may have an understanding of the magnitude of each. Additionally, state the underlying reason for these increases. For example, state whether these are attributed to your efforts or those associated with external factors. Refer to Item 303(b) of Regulation S-K for guidance in regard to describing in quantitative and qualitative terms the underlying reasons for material changes that is applicable here and in the following comments.

Response

In response to the Staff’s comment, the Company has revised its net sales disclosure on page 99 of the Prospectus as requested.

Selling Expenses, page 96

20.

Please discuss why Culture Kings revenue in Australia was less impacted by increased costs to fulfill and ship orders than in the United States, or conversely if true, why it costs more to fulfill and ship orders in the U.S. than in Australia.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 101 of the Prospectus to discuss why Culture Kings revenue in Australia was less impacted by increased costs to fulfill and ship orders than in the United States.

21.	You state selling expenses as a percentage of net sales increased in 2020 compared to 2019, however, the associated table does not reflect this. Please clarify and revise as appropriate.

Securities and Exchange Commission

August 3, 2021

Response

In response to the Staff’s comment, the Company has revised the selling expense narrative on page 101 of the Prospectus to reflect the fact that selling expenses as a percentage of net sales were flat in 2020 compared to 2019.

Marketing Expenses, page 97

22.	You state marketing expenses as a percentage of net sales increased in 2020 compared to 2019, however, the associated table does not reflect this. Please clarify and revise as appropriate.

Response

In response to the Staff’s comment, the Company has revised the marketing expense narrative on page 101 of the Prospectus to reflect the fact that marketing expenses as a percentage of net sales were flat in 2020 compared to 2019.

Liquidity and Capital Resources

Net Cash Provided by Operating Activities, page 99

23.

Your disclosure appears to emphasize how cash provided by operating activities was derived for each period. Pursuant to Item 303(a) and (b) of Regulation S-K, your discussion should be an analysis of material changes in operating cash from period to period. That is, your analysis should analyze why net cash provided increased to $21,712 in 2020 from $511 in 2019. Note that references to results, noncash items and working capital items may not provide a sufficient basis to understand how operating cash actually was affected between periods. In this regard, your analysis should discuss the reasons underlying variance factors cited. Refer to section IV.B and B.1 of SEC Release No. 33- 8350 for guidance, and section 501.04 of the staff’s Codification of Financial Reporting Releases regarding quantification of variance factors cited. Please revise your disclosure as appropriate.

Response

In response to the Staff’s comment, the Company has revised its net cash provided by operating activities disclosure on page 104 of the Prospectus as requested.

*    *    *    *

Securities and Exchange Commission

August 3, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191 or Michael P. Keeley at (312) 862-2144.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:	Jill Ramsey
a.k.a. Brands Holding Corp.